MIND+GUT+HEALTH Brands



THC
RICH
ETHICALLY SOURCED
FUNCTIONAL SUPERFOOD
CRAFT SUN GROWN CANNABIS
OARA
CANNABIS INFUSED
PROBIOTIC
ALMOND + SEA SALT
DARK CHOCOLATE
70% CACAO
20 thins
5 mg THC PER SERVING
0 mg CBD PER SERVING
100 mg THC PER PACKAGE
0 mg CBD PER PACKAGE
CBD
RICH

superfood cannabis nutrition



what is mind gut health brands?

- Mind Gut Health (MGH) Brands is a family of superfood cannabis edibles. Each brand pairs functional nutrition ingredients with novel cannabinoids to create foods that offer conscious consumers more than a high.

the premier product | OARA Probiotic Cannabis Chocolates

the brand | Organic & Regenerative • Science Backed • Highest Quality • Trusted







CBD
RICH
ETHICALLY SOURCED
FUNCTIONAL SUPERFOOD
CRAFT SUN GROWN CANNABIS
OARA
CANNABIS INFUSED
PROBIOTIC
DARK CHOCOLATE
20 thins
THC
RICH
OARA

why mgh?

- MGH (via OARA) established product market fit as a first mover in the growing cannabis health & wellness sector
- Owns valuable Manufacturing license and pre-approved for a Distribution license in key Bay Area (Marin County) market - closed to new licenses
- Licensed facility has capacity for production of additional products
- Marketing, branding, & promotion across brands that capitalizes on existing consumer trends
- As largest global market, California deemed "essential" leads cannabis sales & trends
- Tenacious team with proven industry experience


THC RICH OARA
CANNABIS INFUSED
PROBIOTIC
ALMOND + SEA SALT
DARK CHOCOLATE
5 mg THC · 0 mg CBD
CBD RICH OARA
CANNABIS INFUSED
PROBIOTIC
DARK CHOCOLATE
8 mg CBD · <2 mg THC
CBD RICH OARA
CANNABIS INFUSED
PROBIOTIC
LAVENDER + SEA SALT
DARK CHOCOLATE
8 mg CBD · <2 mg THC

what's the problem?

- Most cannabis foods are sugary candy that taste like bong water and fillers
- Edible cannabis products do not meet the needs of customers who value health & environmental causes
- Top 10 cannabis chocolates and most non-chocolate edibles are positioned as traditional candy
- Retailers and consumers want health conscious & values driven products -- but have few options






CANNABIS
CHOCOLATE
ORIGINAL AMSTERDAM
CANNABIS
CHOCOLATE
ORIGINAL AMSTERDAM
CANNABIS
HASH
CANNABIS
PUREHEMP
PULL YOUR OWN
CANNABIS BEER
LIPSTICANN
Gummies
shutterstock

4

solution

A Family of Values Driven Cannabis Edible Brands For the Conscious Consumer

▼ Offers retailers & consumers multiple brands (e.g chocolate, gummy, bites, etc.) valuing plant, planet, & people

▼ Branding & marketing fit for Whole Foods

▼ 100% organic ingredients, eco-packaging, give-back programs

▼ Sun + Earth Certified regenerative full spectrum cannabis

▼ Science backed functional ingredients

▼ Taste & experience for repeat customers









solution continued

CBD
RICH
ETHICALLY SOURCED
FUNCTIONAL SUPERFOOD
CRAFT SUN GROWN CANNABIS
OARA
CANNABIS INFUSED
PROBIOTIC
DARK CHOCOLATE
70% CACAO
20 thins
8 mg CBD PER SERVING
< 2 mg THC PER SERVING
160 mg CBD PER PACKAGE
10 mg THC PER PACKAGE
THC
RICH
ETHICALLY SOURCED
FUNCTIONAL SUPERFOOD
CRAFT SUN GROWN CANNABIS
OARA
CANNABIS INFUSED
PROBIOTIC
DARK CHOCOLATE
70% CACAO
20 thins
5 mg THC PER SERVING
0 mg CBD PER SERVING
100 mg THC PER PACKAGE
0 mg CBD PER PACKAGE

- Builds a portfolio of niche brands to increase market share & IP potential
- Realizes economy of scale across the MGH regenerative supply chain (e.g. sourcing, packaging, marketing, etc.)
- Defines MGH as the go-to cannabis company for products that meet the needs of conscious retailers and consumers

















OARA
PROBIOTIC CANNABIS CHOCOLATE





CHOOSE
*Gummy/Chew





CHOOSE

family of brands

common thread ingredients:

Regenerative Cannabis
Mushrooms
Probiotics
Prebiotics
Adaptogens
Nootropics

**Brands in gray to-be-developed (names/design not final)*

ZONE
*Sports/ health drink

ZONE

IMAGINE
*Trail Bites

IMAGINE

SUN+ EARTH CERTIFIED | ORGANIC FOOD | VEGAN | GLUTEN FREE | GMO FREE | PALEO DIET | KETO DIET | SUGAR FREE

target market & opportunity

▼ **millenials / gen x**

- Age 23 - 56
- Educated, professional
- Diet specific (vegan, KETO, organic-only)
- Values-based buying (certified, causes, recylcable, compostable)
- 73% of cannabis consumers (Headset)

▼ **female**

- 38% of sales in 2021 = fastest growing consumer segment (Akerna)

▼ **boomers**

- Age 55 -73
- Don't smoke, less BigPharma
- 30% of cannibis consumers (BDS)



California cannabis $7 B[2] 2025

United States functional food/gummy vitamins $10.6 B[1] 2025

MGH Brands

California cannabis edibles $980 M[3] 2025

Sources:
1. Markets&Markets
2. MJ Biz
3. BDSA/MJ Biz



the journey

▼ 2015

Launched in
pre-regulated
market - Emerald
Cup, 1st win
Boot strapped

▼ 2016 - 2017

MVP established
w/OARA - steady
sales growth –
Emerald Cup,
2nd win
Boot strapped

▼ 2018

OARA leaves
market to
fulfill new CA
regulatory
requirements
Boot strapped

▼ 2019

Manufacturing
facility and
(competitive/
limited) licenses
secured
First raise

▼ 2020

Six months after
receiving license
launched OARA
in California
regulated market
*Height of
pandemic*

▼ 2021

Steady sales
growth

traction

▼ Established world class supply chain relationships with respected top-shelf farmers & extractor

▼ Part of the first cohort of brands to participate in national Sun+Earth Certified campaign (Founded by Dr. Bronners Co.)

▼ Potential for shared sales/distribution pipeline with Sun+Earth branded products

▼ Brand loyalty is growing - doubled batch sell through rate (OARA) in past 6 months

▼ Targeting discerning high-quality retail accounts (OARA) = 15+













revenue model

▼ Revenue from retail sales of branded products via dispensary, delivery, etc.

▼ Retail price of branded products on-par with other edibles

▼ 280e costs mitigated by maximizing COG right offs and keeping personnel counts low

▼ Potential additional revenue from hemp CBD line and/or brand licensing (not modeled)

mgh revenue

Sugg. MSRP
MGH Products
$16-24

Retail
sweet-spot price
for edibles*
$18-20



2022E	2023E	2024E	2025E	2026E
$545,000	$899,250	$1,573,700	$2,832,600	$5,240,400

*MGH Survey of existing retailers

marketing and sales strategy

▼ **marketing activities**



Events

In-store Demos
IG Live
Trade Shows
Non-cannabis Events



Deals

Discounts
BOGO
Free Gifts



Advertising

Social Media
Cross-marketing
PR

▼ **distribution / sales channels** | **Regulated Retail**

Inside/Outside Sales Team* • In-store/Online sales*
Subscription Services • Direct to Consumer • Online Sales

*Current channels





team



Charlotte Burger Troy
CO-FOUNDER, CHIEF EXECUTIVE OFFICER

Charlotte has a Masters in Urban Planning from UCLA. She has worked as a technical researcher and project manager for the Federal Gov't. Additionally, she holds FDA-certification for safe food manufacturing practices.

Charlotte leads all aspects of team building, training, the running of day-to-day operations, and sales leads.



Ryan Troy
CO-FOUNDER, BUSINESS DEVELOPMENT

Ryan first started operating in legal cannabis in Oakland in 1996. He has lead BD and been a Product Manager for Netflix, Twitter and others. He started his career in music licensing.

Ryan leads sourcing, licensing, and distribution partnerships.



Vidrik Frankfather
CHIEF FINANCIAL OFFICER

Vidrik has over 20 years in finance. He started his career in trading, investor/client reporting, and operations for specialized finance companies. More recently he has been providing a range of financial operations services to pre-seed to Series A companies in a range of sectors, HR Tech, Fintech and CPG companies.

Vidrik develops and implements the operational and strategic financial goals of the company.



Claire Weissbluth
MEDIA PRODUCTION

Claire, also known as La Osa, is a visual storyteller from Humboldt County. Through filmmaking, photography and graphic design, her goal is to highlight how people, plants and animals work together in the regenerative cannabis farming community.

Claire creates and manages communications.

advisors



Goodwin Law

Representation for structuring of transactions, M&A, protection of intellectual property, licensing, FDA compliance and as needed services.



Jesse Dodd
FOUNDER OF BIOVORTEX

Creator of the Regenerative Cannabis Farm Awards for the Emerald Cup and Cultivation Classic and technical advisor for the Resource Innovation Institute.

Jesse assists OARA in sourcing variety selection from the finest Californian farms for cannabinoid and terpene expression.



David Daniels, MD

Dr. Daniels is a Interventional Cardiology Specialist in San Francisco, CA with over 16 years of experience in the medical field, including FDA clinical trials and medical device and treatment patents.

Keenly interested in functional nutrition and cannabis, Dr. Daniels assists OARA with IP strategy.



Mary Shapiro
INTELLECTUAL PROPERTY LAWYER, EVOKE LAW

Counsel for a broad range of services for owning, enforcing, protecting, and profiting from intellectual property.

Mary secured OARA CA trademark and protects additional OARA IP.



Julianne Tootell

Product development leader within the cannabis industry since 2014. As cofounder of licensed California brand Kin Slips in 2016, her role was VP of Product and Development, overseeing regulatory rollout, new product releases, and a new formulation development.

Julianne left Kin Slips in 2020 and advises OARA on product development and formulation.



Jeff Diamond
CEO GROWHOUSE

Growhouse implements paid media, design, SEO, and web development with clients such as MedMen, Origin House, Sagely Naturals, and Fleur Marche.

Jeff supports OARAs on-line marketing and digital optimization.

competition

health focus non-cannabis

GOOD DAY CHOCOLATE · CLIF BAR · OLLY · TRADITIONAL MEDICINALS (SINCE 1974, wellness teas)

health focus cannabis

MGH BRANDS/ OARA · ATLAS GROWERS · kikoko · PANTRY

traditional candy non-cannabis

Mars · HERSHEY'S · HARIBO

traditional candy cannabis

































KIVA CONFECTIONS · moon INTERGALACTIC MILLIGRAMAGE · SATORI · Chill · PLUS

exit

MGH portfolio acquired by a traditional/cannabis CPG in 3-5 years or on the verge of federalization.

Los Angeles Times

Feb 7, 2021

Marijuana M&A boom awaits, in California and beyond

BENZINGA

July 15, 2021

Cannabis Co. Pure Beauty Raises $5M From Timbaland, Nas, Tom Kuntz, Gron Ventures, Subversive Capital, Others

MJBizDaily®

January 11, 2021

Edibles outperform cannabis industry growth in 2020 on COVID-spurred sales surge

Published January 11, 2021 | By Bart Schaneman

Los Angeles Times

August 15, 2021

California now has the biggest legal marijuana market in the world. Its black market is even bigger

Laptop

rise of the conscious consumer





▼ The 2019 Delloite Global Millennial Survey has found that among 20 challenges facing society that most concern respondents on a personal level, **climate change and protecting the environment** topped the list. Millennials also gravitate towards **environmentally conscious businesses** who are not only doing what's profitable for business but focus on the right thing to do. For businesses this means that being environmentally and socially conscious will not only increase their popularity, but more importantly sustain the future for people and the planet.

The Future of Sourcing

▼ The past decade has seen another big trend in overall CPG consumption habits, with **buyers seeking products from socially responsible brands that practice sustainable behaviors and have philanthropic initiatives.** More recently, consumer needs have evolved to seek brands that provide in-depth information on all the ingredients in or on their bodies, from the ingredient's origin to the journey across multiple businesses and locations, through to the manufacturing processes and distribution destinations.

The Green Entrepreneur

MIND+GUT+HEALTH

▼ At MGH, we believe that health and happiness starts in the gut.

This is why MGH makes food products that improve gut health through nutrition because of the increasingly clear connection between our gut and mind in relation to the Endocannabinoid System (ECS).

The image to the right illustrates the multi-directional path between the gastrointestinal tract and the brain along the Vagus Nerve and the CB1 and CB2 receptors (which interact with cannabinoids) that are present throughout the body with concentrations in the gut, brain, and along the Vagus Nerve.



MIND+GUT+HEALTH

BRAIN-GUT-ECS CONNECTION*

VAGUS NERVE —
(Multi-directional path between digestive system/organs and the brain)

Digestive Health

Immune Response

Mental Wellness

ENDOCANNABINOID SYSTEM (ECS) RECEPTORS*

CB1 ●
(spinal cord, brain)

CB2 ●
(immune, gastrointestinal cells)

* Simplified

Source: MGH via Avicanna.com

thank you.

Charlotte A.B. Troy
charlotte@getoara.com

@oarachocolate
getoara.com



CANNABIS LEGAL DISCLOSURE
MIND GUT HEALTH (MGH), INC, DBA, OARA CHOCOLATE, OARA
RISK DISCLOSURES RELATING TO INVESTMENTS IN THE CANNABIS
AND CANNABIS-RELATED INDUSTRIES

Investments in the cannabis and cannabis-related industries carry numerous risks that you must be aware of before deciding to invest. This slide identifies and explains those risks, though it is by no means a comprehensive survey of all possible risks related to your potential investment. We encourage you to speak with your own advisors prior to investing any money in any of the opportunities available in the cannabis industry. If you have specific questions relating to the nature of a particular risk, we are happy to discuss the matter further. Please feel free to send an email to hello@getoara.com with your question or concern and we will respond.

LEGAL AND REGULATORY RISKS OF INVESTING INCANNABIS AND CANNABIS-RELATED INDUSTRIES

A. FEDERAL LAW AND REGULATION

The possession, use, cultivation, transfer, manufacture, distribution or dispensing of marijuana is illegal under United States Federal Law (See: The Controlled Substances Act, 21 U.S.A 801). Marijuana, THC (the psychoactive agent in cannabis that causes people to "get high"), and Cannabis are designated a Schedule 1 controlled substance under the CSA. Companies that engage in the cannabis industry and individuals investing in a cannabis industry could be subject to federal criminal prosecution which could include civil fines and other criminal penalties. Cannabis companies, including dispensaries, grow operators, manufacturers, and other cannabis related businesses, have been subject to federal and even state investigation or even closed.

A change in Federal policy resulting in Federal enforcement could have a materially adverse impact on such businesses that in turn could result in partial or total loss of your investment.

Although many states have legalized medical and or recreational use and sale of marijuana, not all states have. In addition, the Federal government has not yet legalized its use or sale. The uncertainty around Federal legalization creates an ongoing risk for all cannabis (marijuana/THC) businesses. More vigorous federal enforcement or material adverse changes in federal policy can adversely impact marijuana and THC businesses.

Because of the current state of the Federal Laws governing the cannabis industry, companies who are mainly regulated at the federal level generally will not do business with cannabis companies. For example, most banks will not transact or loan to cannabis companies. While there is no rule that says they cannot do business with a cannabis company, because cannabis is deemed illegal under federal law, a bank doing business with a cannabis company would have reporting obligations that could create issues for it. Consequently, most banks will simply not do business in the sector. This limits a cannabis company's ability to get financing and conduct everyday banking transactions. These issues may also negatively affect your investment.

B. STATE AND LOCAL REGULATION

Each state regulates marijuana and cannabis differently. Some states have made cannabis legal for recreational use, others have made it legal only for medicinal use and require doctors' prescriptions, and still others continue to regulate cannabis as an illegal drug subject to criminal and civil penalties in the event one is convicted of violating a particular state's criminal laws addressing cannabis.

MGH, INC/OARA will participate in any investors due diligence to assess if the company is operating in accordance with the rules and regulations of the municipal jurisdiction and State of California. However, any results of such due diligence shared with potential investors does not constitute a legal opinion, and should not be relied on as such, as to whether MGH, INC/OARA is operating in accordance with all applicable rules, laws, and regulations of a particular jurisdiction or the State of California.

Assuming MGH, INC/OARA appears to be in compliance with a State's regulations applicable generally to it, investors must also consider how such rules, regulations, and laws may impact MGH, INC/OARA business operations and, in turn, your investment in MGH, INC/OARA. These issues include, but are not limited to:
Competition;
Potential changes to local and/or state laws and regulations;
High costs of regulatory compliance;
Limited number of licenses or permits and/or limited number of license types available;
Impacts of the above on revenue, net income, and gross profit; and/or,
Potential changes or business plans and/or expected revenue and/or income.

The foregoing issues, as well as others, may negatively impact your investment by, among other things, reducing potential returns, causing a loss of principal, among other negative impacts to your investment.

ECONOMIC AND INVESTMENT RISKS OF INVESTING IN CANNABIS AND CANNABIS-RELATED INDUSTRIES

As with any investment, investments in cannabis or cannabis-related industries carry risks that an investor must be made aware of before they choose to invest their money. These risks include, but are not limited to, loss of principal, low or no returns, long time horizons, the inability to take back your principal, the lack of a liquid market for your investment, regulatory and legal risks, market risks, and general suitability issues relating to the viability of a company.

In addition to these general risks, an investment in the cannabis industry also has industry-specific risks that you need to be aware of before you invest. Among others, such risks include:
Federal, State, and Local regulatory risks (see above); and
The Food and Drug Administration (FDA) does not allow or permit any statements that cannabis or cannabinoids are intended to cure or treat any disease or ailment.
There are additional risks inherent in the cannabis industry. These include rapid growth, fluctuations and uncertainty of company valuations, over-supply of cannabis and hemp, increased consolidation, and the formation of strategic relationships. Each of these, alone or in combination, can have negative impacts on your investment.